# SEC Schedule 13D/A (Amendment No. 28) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BlackRock ESG Capital Allocation Term Trust, CIK 0001864843
CUSIP: 09262F100
Title of class of securities: Common Shares, $0.001 par value
Address of issuer's principal executive offices: 100 Bellevue Parkway, Wilmington, Delaware (DE), 19809
Date of event which requires filing of this statement: 02/18/2026
Filed by CIK 0001510281
Persons authorized to receive notices and communications: Saba Capital Management, L.P., 405 Lexington Avenue, 58th Floor, Attention: Michael D'Angelo, New York, New York (NY), 10174, (212) 542-4635

## Reporting persons
- Saba Capital Management, L.P. (CIK 0001510281): type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 23,744,358; sole dispositive power 0; shared dispositive power 23,744,358; aggregate amount beneficially owned 23,744,358 (23.9% of the class)
  Comment: The percentages used herein are calculated based upon 99,345,793 shares of common stock outstanding as of 6/30/25, as disclosed in the company's N-CSRS filed 9/4/25.
- Boaz R. Weinstein (CIK 0001608233): type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 0; shared voting power 23,744,358; sole dispositive power 0; shared dispositive power 23,744,358; aggregate amount beneficially owned 23,744,358 (23.9% of the class)
  Comment: The percentages used herein are calculated based upon 99,345,793 shares of common stock outstanding as of 6/30/25, as disclosed in the company's N-CSRS filed 9/4/25.
- Saba Capital Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 23,744,358; sole dispositive power 0; shared dispositive power 23,744,358; aggregate amount beneficially owned 23,744,358 (23.9% of the class)
  Comment: The percentages used herein are calculated based upon 99,345,793 shares of common stock outstanding as of 6/30/25, as disclosed in the company's N-CSRS filed 9/4/25.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.001 par value
Name of issuer: BlackRock ESG Capital Allocation Term Trust
Address of issuer's principal executive offices: 100 Bellevue Parkway, Wilmington, Delaware (DE), 19809
Comment: This Amendment No. 28 amends Items 3, 4, 5, and 7.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D/A is being jointly filed by:

(i) Saba Capital Management, L.P., a Delaware limited partnership ("Saba Capital");

(ii) Saba Capital Management GP, LLC, a Delaware limited liability company ("Saba GP"); and

(iii) Mr. Boaz R. Weinstein ("Mr. Weinstein"),

(together, the "Reporting Persons"). Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any Reporting Person is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the Common Shares reported herein.
Residence or business address: The address of the business office of each of the Reporting Persons is 405 Lexington Avenue, 58th Floor, New York, New York 10174.
Present principal occupation or employment: The principal business of: (i) Saba Capital is to serve as investment manager to private and public investment funds and/or accounts, (ii) Saba GP is to serve as general partner of the Saba Capital and other affiliated entities, and (iii) Mr. Weinstein, an individual, is managing member of the general partner of Saba Capital and other affiliated entities.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Citizenship: Saba Capital is organized as a limited partnership under the laws of the State of Delaware. Saba GP is organized as a limited liability company under the laws of the State of Delaware. Mr. Weinstein is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of approximately $352,969,830 was paid to acquire the Common Shares reported herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On February 18, 2026, Saba Capital Master Fund, Ltd., a private fund advised by Saba Capital, submitted to the Issuer a notice of intent to nominate a slate of seven independent trustee candidates comprised of (i) David Fried, Shivaram Rajgopal, and Athanassios Diplas to serve as Class I Nominees (the "Class I Nominees"), (ii) Ilya Gurevich and Kim Schawbel to serve as successors to two of the trustees who are currently serving as Class III holdover trustees (the "Class III Holdover Seat Nominees"), and (iii) Thomas H. McGlade and Geoffrey Gold to serve as successors to two of the trustees who are currently serving as Class II holdover trustees (the "2026 Class II Holdover Seat Nominees" and, together with the Class I Nominees and the Class III Holdover Seat Nominees, the "2026 Nominees"), for election to the Board at the Issuer's 2026 annual meeting of shareholders (the "2026 Annual Meeting").

In connection with the 2026 Annual Meeting, each of the 2026 Nominees has entered into a nomination agreement (collectively, the "2026 Nominee Agreement") with Saba Capital substantially in the form attached as Exhibit 14 to this Schedule 13D/A, whereby such 2026 Nominees agreed to become members of a slate of nominees and stand for election as trustees of the Issuer in connection with a proxy solicitation which may be conducted in respect of the 2026 Annual Meeting, and Saba Capital agreed to defend and indemnify such 2026 Nominees against, and with respect to, any losses that may be incurred by such 2026 Nominees in the event they become a party to litigation based on their nomination as candidates for election to the Board and the solicitation of proxies in support of their election. The foregoing summary of the 2026 Nominee Agreement is not complete and is qualified in its entirety by reference to the full text of the form of 2026 Nominee Agreement, a copy of which is attached as Exhibit 14 and is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See the Reporting Persons section of this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 99,345,793 shares of common stock outstanding as of 6/30/25, as disclosed in the company's N-CSRS filed 9/4/25.
Number of shares as to which each person has sole or shared power to vote or dispose: See the Reporting Persons section of this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The transactions in the Common Shares effected from the filing of the Schedule 13D/A on 2/5/26 by the Reporting Persons to 2/18/26, the date of the event which required filing of this Schedule 13D/A are set forth in Schedule A, and are incorporated herein by reference. All trades were effected in the open market.
Other persons with the right to receive dividends or sale proceeds: The funds and accounts advised by Saba Capital have the right to receive the dividends and proceeds of sales from the Common Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not Applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 14 - Form of Nominee Agreement
Exhibit 15 - Schedule A

## Signatures
- Saba Capital Management, L.P.: /s/ Michael D'Angelo, General Counsel (02/19/2026)
- Boaz R. Weinstein: /s/ Michael D'Angelo, Authorized Signatory (02/19/2026)
- Saba Capital Management GP, LLC: /s/ Michael D'Angelo, Attorney-in-fact* (02/19/2026)
Comment: Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823